
WWW.COHERE.NETWORK
cohere
live freely

Devin Lyttle · 3rd

Co-founder, CXO at Cohere

United States · Contact info

500+ connections

Cohere

Art Institute of York Pennsylvania

Experience

Co-founder, CXO
Cohere · Self-employed
Jan 2021 – Present · 1 yr 1 mo

Co-Founder, Director of Strategy
Bright Bridge · Self-employed
Mar 2020 – Present · 1 yr 11 mos
Tucson, Arizona, United States

Freelance Designer
Digital Dissent
Jan 2009 – Present · 13 yrs 1 mo



+2

Founder, CEO
Legacy Forest Memorials · Self-employed
Jul 2018 – Mar 2020 · 1 yr 9 mos

Cofounder, Development Director
Tap
May 2018 – Jun 2018 · 2 mos
Venice, California

Show 5 more experiences

Education

Art Institute of York Pennsylvania
Associate Degree in Specialized Technology, Multimedia Design
1998 – 2000